UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Specialty Underwriters’ Alliance, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

84751T309
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Hallmark Financial Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,429,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,429,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,429,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,429,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON American Hallmark Insurance Company of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,308,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,308,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Hallmark Specialty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON C. Gregory Peters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Mark E. Pape
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Robert M. Fishman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84751T309

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

Items 2(a), 2(b) and 2(c)    This Statement is jointly filed by Hallmark Financial Services, Inc., a Nevada corporation (“Hallmark”), American Hallmark Insurance Company of Texas, a Texas corporation (“AHIC”), Hallmark Specialty Insurance Company, an Oklahoma corporation (“HSIC”), Mark E. Schwarz, C. Gregory Peters, Mark E. Pape and Robert M. Fishman (collectively, the “Reporting Persons”). Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as amended, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Because AHIC and HSIC are wholly-owned  subsidiaries of Hallmark,  Hallmark  may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owner of all the shares of Common Stock of the Company held by AHIC and HSIC.  Set forth on Schedule A annexed to Amendment No. 2 to the Schedule 13D is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of the directors and executive officers of each of Hallmark, AHIC and HSIC.  As the Executive Chairman of Hallmark, with voting and dispositive power over Hallmark’s, AHIC’s and HSIC’s portfolio of securities, Mark E. Schwarz may be deemed to be the beneficial owner of all the shares of Common Stock of the Company held by Hallmark, AHIC and HSIC.

The principal business address of Hallmark, AHIC and HSIC is 777 Main Street, Suite 1000, Fort Worth, TX 76102.  The principal business address of Mark E. Schwarz is c/o Newcastle Capital Management, L.P., 200 Crescent Court, Suite 1400, Dallas, TX 75201.  The principal business address of Mr. Peters is 7941 Katy Freeway, #529, Houston, TX 77024.  The principal business address of Mr. Pape is 12050 Meadow Lake, Copper Canyon, TX 76226.  The principal business address of Mr. Fishman is 2316 Clover Lane, Northfield, IL 60093.

The principal business of Hallmark, AHIC and HSIC is marketing, distributing, underwriting, and servicing of property and casualty insurance products for businesses and individuals in the United States.  The principal occupation of Mark E. Schwarz is serving as a Principal of Newcastle Capital Management, L.P., a private investment management firm.  The principal occupation of Mr. Peters is serving as Senior Vice President of Southwest Insurance Partners, Inc., an investment company with operating subsidiaries in the property & casualty and life, accident & health insurance sectors.  The principal occupation of Mr. Pape is serving as a partner of Tatum LLC, an executive services firm.  The principal occupation of Mr. Fishman is serving as an insurance industry consultant.

Item 2(d)    During the last five years, none of the Reporting Persons or the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 84751T309

Item 2(e)    During the last five years, none of the Reporting Persons or the persons listed in Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)    Hallmark, AHIC and HSIC are organized under the laws of Nevada, Texas and Oklahoma, respectively.  Messrs. Schwarz, Peters, Pape and Fishman are citizens of the United States.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended in its entirety to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 14,437,355 shares outstanding, which is the total number of shares of Common Stock outstanding on March 25, 2009 as reported in the Company’s Preliminary Proxy Statement on Schedule 14A filed March 27, 2009.

As of the filing date of this Amendment No. 4, AHIC owned 1,308,615 shares of Common Stock, representing approximately 9.1% of the Company’s issued and outstanding Common Stock.

As of the filing date of this Amendment No. 4, HSIC owned 100,000 shares of Common Stock, representing approximately 0.7% of the Company’s issued and outstanding Common Stock.

As of the filing date of this Amendment No. 4, Hallmark owned 21,000 shares of Common Stock, representing approximately 0.1% of the Company’s issued and outstanding Common Stock.  As the parent of AHIC and HSIC, Hallmark may be deemed to beneficially own an additional 1,308,615 shares of Common Stock owned by AHIC and an additional 100,000 shares of Common Stock owned by HSIC, representing (together with shares owned directly by Hallmark) an aggregate of 1,429,615 shares of Common Stock or approximately 9.9% of the issued and outstanding Common Stock.

As of the filing date of this Amendment No. 4, Mark E. Schwarz did not own any shares of Common Stock directly.  As the Executive Chairman of Hallmark with voting and dispositive power over Hallmark’s, AHIC’s and HSIC’s portfolio of securities, Mr. Schwarz may be deemed to beneficially own the 1,429,615 shares of Common Stock owned in the aggregate by Hallmark, AHIC and HSIC.  Mr. Schwarz disclaims beneficial ownership of such shares.

Messrs. Peters, Pape and Fishman do not currently own any shares of Common Stock directly.  Each of Messrs. Peters, Pape and Fishman, by virtue of his status as a director nominee of Hallmark, may be deemed to beneficially own the shares of Common Stock beneficially owned by Hallmark.  Messrs. Peters, Pape and Fishman each disclaim beneficial ownership of such shares.

CUSIP NO. 84751T309

(b)           Each of the Reporting Persons has the sole power to vote and dispose of the shares of Common Stock reported as owned by them in this Statement.

(c)           No transactions in the Company’s shares of Common Stock by the Reporting Persons occurred during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 12, 2009, the Reporting Persons (other than Mark E. Schwarz) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Hallmark, to the Company’s Board of Directors at the Annual Meeting (the “Solicitation”), and (c) Hallmark agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  On March 30, 2009, the Joint Filing and Solicitation Agreement was amended to add Mark E. Schwarz as a party thereto. A copy of Amendment No. 1 to the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Amendment No. 1 to Joint Filing and Solicitation Agreement by and among Hallmark Financial Services, Inc., American Hallmark Insurance Company of Texas, Hallmark Specialty Insurance Company, Mark E. Schwarz, C. Gregory Peters, Mark E. Pape and Robert M. Fishman, dated March 30, 2009.

CUSIP NO. 84751T309

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2009	Hallmark Financial Services, Inc.

	By:	/s/ Mark E. Schwarz
	Name:	Mark E. Schwarz
	Title:	Executive Chairman

American Hallmark Insurance Company of Texas

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Director

Hallmark Specialty Insurance Company

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Director

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz

By:	/s/ C. Gregory Peters
Name:	C. Gregory Peters

By:	/s/ Mark E. Pape
Name:	Mark E. Pape

By:	/s/ Robert M. Fishman
Name:	Robert M. Fishman